June 16, 2022

VIA EDGAR SUBMISSION

Anna Abramson, Staff Attorney

Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy and Water Development Corp.
Registration Statement on Form S-1
Filed May 31, 2022
File No. 333-265342

Ladies and Gentlemen:

Set forth below are the responses of Energy and Water Development Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2022, with respect to Registration Statement on Form S-1, File No. 333-265342, initially filed with the Commission on May 31, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Cover Page

1.	Please clarify on the cover page that the transaction with Tysadco Partners is an equity line transaction.

RESPONSE:   The Company acknowledges the Staff’s comment and advises that we have revised our disclosure on the cover page of the prospectus to clarify that the transaction with Tysadco Partners is an equity line transaction.

2.	Please clarify on the cover page whether the 500,000 shares of common stock issued to Tysadco Partners as consideration for the purchase agreement are included in the 55,000,000 shares being registered.

RESPONSE:   The Company acknowledges the Staff’s comment and advises that we have revised our disclosure on the cover page of the prospectus to clarify that the 500,000 shares of common stock issued to Tysadco Partners as consideration for the purchase agreement are not included in the 55,000,000 shares being registered.

3.	Indicate on the cover page whether the primary offering is a best efforts offering.

RESPONSE:   The Company acknowledges the Staff’s comment and advises that we have revised our disclosure on the cover page the prospectus to indicate that the primary offering is a best efforts offering.

Plan of Distribution, page 32

4.	Please revise this section to include a discussion of the plan of distribution for the primary offering.

RESPONSE:   The Company acknowledges the Staff’s comment and advises that we have revised our disclosure to include a discussion of the plan of distribution for the primary offering on page 32 of the prospectus.

General

5.	Revise the prospectus, including the cover page, to indicate that the Company is registering only the resale of the equity line shares and not the primary offering of such shares. In this regard, we note the legality opinion filed as Exhibit 5.1 states that the company is offering 30,000,000 shares in a primary offering and 25,000,000 shares in a secondary offering. If you intend to register the primary offering of the equity line shares, please provide your analysis as to your eligibility to register the primary offering. Refer to our guidance in Securities Act Section Compliance and Disclosure Interpretation 139.21.

RESPONSE:   The Company acknowledges the Staff’s comment and advises that we have revised our disclosure to clarify that the Company is registering only the resale of the equity line shares and not the primary offering of such shares on the cover page and on page 10 of the prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. Should the Staff have additional questions or comments, please do not hesitate to contact me at (347) 871-8927 or, in my absence, Amy Maliza of di Santo Law PLLC at (305) 904-1303.

Very truly yours,

ENERGY AND WATER DEVELOPMENT CORP.

By:	/s/ Irma Velazquez
Name:	Irma Velazquez
Title:	Chief Operating Officer

cc:   Amy Maliza, di Santo Law PLLC